           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 67



                                    FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2000


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F
                                  ---              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes           No   X
                              ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2000

     On June 13, 2000, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 29, 2000 to its shareholders. Attached is an English translation of such notice. The financial information included in the attached notice was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2000, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The attached notice contains certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     Certain projections in the attached notice are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NIPPON TELEGRAPH AND TELEPHONE
                                               CORPORATION



                                             By  /s/    KAZUTO TSUBOUCHI
                                               -------------------------
                                                 Name:  Kazuto Tsubouchi
                                                 Title: Senior Manager
                                                        Investor Relations Group
                                                        Department IV


Date:  June 13, 2000

                            NOTICE OF CONVOCATION OF
               THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                                 TO BE HELD AT
                  THE NEW TAKANAWA PRINCE HOTEL, TOKYO, JAPAN
                        ON JUNE 29, 2000, AT 10:00 A.M.




                 (This is a translation of the original notice
                      in Japanese mailed on June 13, 2000,
                           to shareholders in Japan.)



                NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)
                                  TOKYO, JAPAN

June 13, 2000
To the Shareholders

                                      NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                        3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan
                                                               Jun-ichiro Miyazu
                                           President and Representative Director

                            NOTICE OF CONVOCATION OF
                       THE 15TH ORDINARY GENERAL MEETING
                                OF SHAREHOLDERS

You are hereby notified that the 15th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

   In the event of your inability to attend, it is possible to exercise your voting rights with the voting right exercise form. You are requested to study the attached reference documents, indicate your approval or disapproval on the enclosed voting right exercise form, and return it to the Company after affixing your seal.

                                  Particulars

1. Date and Time:     10:00 a.m. on Thursday, June 29, 2000

2. Place:  International Convention Center PAMIR
           New Takanawa Prince Hotel
           13-1, Takanawa 3-chome, Minato-Ku, Tokyo

3. Purpose of the Meeting:

   Matters to be reported
           Report on the business report, balance sheet, and statement of income for the 15th fiscal year (from April 1, 1999 to March 31, 2000)

   Matters to be resolved

   First Item   Approval of proposed appropriation of
                   unappropriated retained earnings
                for the 15th fiscal year ended March 31, 2000.
   Second Item  Partial Modifications of Articles of Incorporation
                Details of the proposed modification are given in the
                   appended reference
                documents concerning the exercise of voting rights.

   Third Item   Election of eleven Directors

   Fourth Item  Election of four Corporate Auditors

   Fifth Item   Presentation of retirement allowances to retired and
                   retiring Directors and Corporate Auditors
                                                                             END
--------------------------------------------------------------------------------
When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.







(Attachment)
                                BUSINESS REPORT
                     (from April 1, 1999 to March 31, 2000)

I. OUTLINE OF BUSINESS

1. BUSINESS PROGRESS AND RESULTS

(1) Overall Conditions

During the fiscal year under review, with private-sector demand recovering only weakly, business conditions remained harsh. Despite this, there were some signs of gentle recovery towards the fiscal year-end, as evidenced by a leveling off in capital investment.

   In telecommunications markets, the pace of structural change stepped up a gear. Amid increasing globalization and a trend towards the provision of seamless, one-stop services, existing carriers undertook substantial M&A activity, including a number of defensive moves. Spurred on by a sharp increase in demand for data communications fueled by an explosive rise in the number of Internet users and the spread of mobile computing, communications firms made concerted moves towards the provision of high-capacity, high-speed services. At the same time, they tackled the urgent task of responding to demand for diverse, low-priced services.

   Under these business conditions, Nippon Telegraph and Telephone Corporation
(NTT) obtained approval at the 14th Ordinary General Meeting of Shareholders, held on June 29, 1999, for the transfers of business pursuant to the Company's reorganization, based on the proposed law to amend a part of the Nippon Telegraph and Telephone Corporation Law. On July 1, 1999, NTT continued to exist as a holding company, while NTT's operations were transferred to three companies--two regional companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation), and one long-distance company (NTT Communications Corporation). All the shares in each of these companies were transferred to the ownership of the holding company.

   To respond to the rapid growth in Internet demand and other challenges, NTT (in the period prior to the reorganization covering April-June 1999) and the three aforementioned companies to which its business was transferred (in the period following the reorganization since July 1999) broadened the range of pricing plans and services available, thereby striving to make services as convenient as possible for customers.

   Since the reorganization, NTT has been involved in promoting fundamental research activities and in disseminating their results. At the same time, as a holding company with responsibility for formulating overall strategy for the NTT Group, it has adopted a unifying and coordinating role, working to maintain and strengthen the Company's competitiveness so that the value of the NTT Group can be maximized.

   In practical terms, the holding company exercised its rights as a shareholder and provided each of the companies within the NTT Group with suitable advice and mediation services where appropriate so that Group member firms--while basically developing their respective businesses independently and autonomously--undertook activities that were in line with the general direction in which the Group was moving. NTT also furnished them with the results of fundamental R&D activities, and gave them support as necessary in relation to the expansion of their businesses.

   As a result, NTT's operating revenues for the fiscal year amounted to
(Yen)1,696.7 billion, a decrease of 72.4.% from the previous year. Recurring profit declined 50.5% to (Yen)117.5 billion, while net income for the fiscal year fell 74.9% to (Yen)97 billion.

Note: the large decreases in operating revenues and other business performance indicators were the result of the transfer of businesses in July 1999 to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Furthermore, with regard to the acquisition and retirement of Company stock through retained profits--subject to the limits of the number of shares being acquired not exceeding 120,000 shares of common stock and the total cost of acquisition not exceeding (Yen)120 billion--for which approval was obtained at the 14th Ordinary General Meeting of Shareholders, held on June 29, 1999, during the fiscal year, the Company acquired and retired a total of 77,410 shares of common stock, with the total acquisition cost amounting to (Yen)119,999.21 million.


(2) Group Operational Review

[1] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder using the criterion of whether or not Group member companies are developing their businesses appropriately and independently in line with the general direction in which the Group is moving.

   In concrete terms, the exercising of shareholder rights manifested itself in NTT voting for the approval of a number of resolutions at the ordinary general meeting of NTT Group companies that took place in fiscal year 1999. At that meeting, it was resolved that the business development directions being taken by NTT Group member firms during the fiscal year ended March 1999 (fiscal 1998) had been appropriately in line with that of the Group as a whole. The meeting also resolved that the Group's financial results and condition, retained profits and business management for fiscal 1998 had been similarly fitting. Following this decision, NTT voted to approve the proposed appropriation of unappropriated retained earnings, based on proposals by each of the companies, as well as the election of directors and other matters. As a result of this appropriation, NTT received (Yen)13.8 billion in dividends.

Notes
(1) The business development activities of the principal NTT Group member companies during fiscal 1998 were as follows. Aiming to secure orders for large-scale system renewals, NTT Data Corporation was actively seeking to develop orders; alongside this, it was pouring its efforts into the introduction of advanced computing and communications technology and the marketing of package software.

          Having taken over Personal Handyphone System (PHS) business to become a company offering comprehensive mobile telecommunications services, NTT Mobile Communications Network, Inc. (which changed its name to NTT DoCoMo, Inc. on April 1, 2000) was engaged in a number of business activities including the provision of a wide range of services, the introduction of various pricing plans, and the development and provision of new services targeting the mobile multimedia sector while developing international services to respond to the fast-changing business environmnent.

(2) The major business developments pertaining to each of the main NTT Group companies during the fiscal year under review are described on pages 5-7 of this report.

In connection with the reorganization of the company, NTT also voted to approve resolutions regarding, among other things, the election of directors, at the inaugural meetings of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation convened on June 30, 1999, and at the meeting of shareholders of NTT Communications Corporation that was held on June 29, 1999.

   Furthermore, at the extraordinary general meeting of shareholders of NTT Communications Corporation held in July 1999, NTT also voted in favor of a resolution to merge NTT Communications Corporation with its wholly-owned subsidiary, NTT Worldwide Network Corporation.

[2] Provision of advice and mediation services to NTT Group companies
During the fiscal year, to manage the NTT Group effectively and to boost intra-Group operational synergies, NTT provided Group member companies with advice, mediation and other services. In practical terms, NTT supported the upgrading of networks and the expansion of Group member company service functions. NTT also helped unify and organize the Group's response to the Year 2000 (Y2K) problem, and ensure that it was prepared for natural disasters and other emergency situations. In addition, NTT's advice and mediation services were targeted at training and developing core personnel and boosting business efficiency. Essentially, NTT was engaged in supporting Group member companies with new business development. Besides these activities, NTT was also involved with advising Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation on the maintenance of universal telecommunications services provision. NTT's total remuneration for these advice, mediation and other services amounted to (Yen)20.5 billion. While receiving the benefit of such advice, mediation and other services, the business development activities of the main NTT Group member companies during the fiscal year were as follows.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation both provide intra-prefectural telecommunications services. Owing to the development of increasing GC connections and the entry of rival firms offering high-speed Internet access services, intra-prefectural telecommunications services markets became increasingly competitive during the fiscal year.

   Facing such business conditions, regional companies strove to provide high-quality, consistent universal telecommunications services. At the same time, in order to make their business bases stronger and more stable, they offered customers a wider variety of discount pricing plans to boost competitiveness, and worked to develop improved customer services. Alongside these efforts, they actively strove to raise operational efficiency.

   A number of services designed to boost competitiveness were introduced or developed during the fiscal year. Regional companies began offering "i-ai Plan," a monthly communications discount plan for the INS-Net 64 and INS-Net 64 Lite services, and also began offering IP (Internet Protocol) connections to link customers to the Internet using INS-Net

(ISDN) lines as part of a fixed-rate service. In another initiative, amongst other service developments, regional companies offered fixed-amount discounts from the total bills of those customers agreeing to be supplied with a number of supplementary services.

   To improve customer services, from July 31, 1999, both companies extended the operation of the "dial 116" general orders and service inquiries line to weekends and public holidays. This move was in response to the demands of customers, many of whose lifestyles and living patterns have changed greatly in recent years.

   With regard to raising operational efficiency, to cope with a greater demand for lower telecommunications service charges, and to build a stronger business base capable of responding to a radically changing environment, in November 1999 regional companies announced packages of "Mid-Term Restructuring Plans," among which were moves to reduce personnel and capital investment levels. They spent the rest of the year making preparations to begin implementing these various measures from April 2000 onwards.

   As a result, Nippon Telegraph and Telephone East Corporation posted operating revenues for the fiscal year of (Yen)2,154.7 billion, while the equivalent figure for Nippon Telegraph and Telephone West Corporation was (Yen)2,071.6 billion.

Other Group member companies
(a)NTT Communications Corporation

   NTT Communications Corporation provides inter-prefectural and international telecommunications services. While hitherto competition in these markets has already been intense, it has become even fiercer with deregulation, technical innovation, and moves by more and more companies to globalize their operations. During the fiscal year, competition intensified significantly due to a number of large-scale mergers and alliances involving both Japanese and foreign communications firms.

      Faced with such business conditions, NTT Communications Corporation focused on developing its business through the provision of a wider range of services, and by concentrating on making itself more competitive in global market terms.

      One of its moves in domestic telecommunications business was to begin offering unified discount pricing plans covering both domestic long-distance and international calls. It also developed nationwide access points for an OCN service so that customers could access the service via a local call. This and other moves were designed to strengthen its competitiveness by raising the convenience of its services to customers.

      On the international front, in October 1999 it began offering international telephone services using the "0033" access code. By utilizing the NTT internal network, it worked to expand the number of service regions and countries abroad--as of the end of March 2000, their total number had risen to 231. It also continued to increase the range of countries and regions available for corporate global telecommunications services under the "Arcstar" brand, which NTT first launched in September 1997--as of the end of March 2000, this number had risen to 47 regions.

   In addition, through strategic alliances with overseas carriers such as Philippine's PLDT and Australia's Davnet Group, the company actively developed IP services abroad. As a result, NTT Communications Corporation posted operating revenues for the year of (Yen)1,075.3 billion.

(b) Other
    NTT Data Corporation is principally engaged in the businesses of systems integration and network system services.

       During the fiscal year, in the field of large-scale systems, it continued to offer a number of reliable services, and worked to expand system functions, while also developing its peripherals business. At the same time, it strove to meet customer demand for reduced costs and boosted versatility to assure a stronger management foundation.

       Separately, it built up ISP (Internet Service Provider) operations, while also taking the initiative to expand ASP (Applications Service Provider) operations.

       As a result, NTT Data Corporation's operating revenues for the fiscal year were (Yen)716.4 billion, an increase of 1.6% compared with the previous year.

       NTT Mobile Communications Network Inc. is principally engaged in the business of providing cellular telecommunications services, PHS telephone services, and pager services. During the fiscal year, amid intensifying competition in mobile telecommunications markets, it introduced a variety of new cellular handsets boasting higher call quality, and deepened its involvement with mobile multimedia services as its "i-Mode" Internet-capable mobile telephones quickly gained popularity. In addition, to accelerate the launch of mobile telecommunications using next-generation systems (compatible with IMT-2000 standards), it made further progress with R&D efforts. Aiming to commercialize the W-CDMA system, these included various field trials. It also worked assiduously to take its operations global by making capital investments in overseas telecommunications carriers and various content providers. As a result, NTT Mobile Communications Network Inc. reported operating revenues for the fiscal year of (Yen)3,927.4 billion, an increase of 20.5% compared with the previous year.

(3) Fundamental research and development activities

As evidenced by the rapid spread of cellular telephones and personal computers
(PCs) and the explosive growth in demand for the Internet and other computer-based communications, the information sharing market continues to expand quickly. Network-mediated cyberbusinesses are just one example of the many remarkable, nascent changes being witnessed in the structure of information sharing across a variety of fields. Against this backdrop, NTT has energetically engaged in fundamental research and development programs that are the foundation for information sharing. R&D expenses for the fiscal year under review totaled
(Yen)216.8 billion. Following the reorganization, NTT received (Yen)176.6 billion in remuneration for its fundamental research and development activities as a holding company.

 .    R&D activities targeted at the creation of a secure, safe, convenient and pleasant information-sharing society

     With the aim of developing the high-quality, high-speed, broadband network Services--notably IP-VPN services and fixed-rate IP connection services that use ISDN lines--that promise to become the foundation of the information-sharing society in the future, NTT is conducting R&D into access network technologies that make use of a variety of media. Such technologies include backbone network technologies such as IP and ATM, as well as optical fiber and wireless. Moreover, as a part of work towards the creation of information-sharing structures, NTT is developing optical access technologies capable of dedicated connection speeds of up to 10 Mb/s. Alongside these efforts, NTT has also carried out field trials on a global network of IPv6, a next-generation Internet technology designed for large-scale networks.

     NTT's R&D programs have also targeted technologies associated with a number of information-sharing platforms--for example, methods to make e-commerce safe and reliable, such as authentication, settlement, IC cards, or copyright protection and other technologies designed to facilitate contents distribution.

       NTT is also conducting R&D into ways of enriching the quality of information sharing. Such programs include "DUG-1," an intelligent spoken dialogue system that can adapt to human interruption, and a "MultiMedia World Processor" that can support 3-D computer graphics animation.

 .    Fundamental R&D activities into technologies supporting future information sharing

     As part of research into ways of lowering the cost of constructing future ultra-high-speed, high-capacity networks, NTT has developed processing technology that has taken great strides in creating the manufacturing expertise required to produce high-performance devices on a nanometer (a billionth of a meter) scale--which has not been possible before now. NTT was also the first firm in the world to develop a single-chip opto-LSI circuit, which is capable of the simultaneous detection of 16 optical signals of different wavelengths, transmitted along a single optical fiber.

       In other work, NTT has successfully tested prototype electronic circuits that have extremely low electric power consumption--about 100,000 times less than that of conventional devices. Elsewhere, NTT is working on R&D that contributes to the global environment--for example, it has developed a method for recycling used fiber-optic cables as a raw material for cement. Results like these typically have applications in a variety of fields.

(4) External Financing & Capital Investment

[1] External financing

To lend to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation for their capital investment and other purposes, NTT issued bonds and notes, and borrowed long-term debts from banks as detailed below.

                                          Long-Term Debts
-------------------------------------------------------------------------------------------
                         Amount                                     Details
-------------------------------------------------------------------------------------------
Bonds and notes          (Yen)295.3 billion    NTT bonds:               (Yen)200 billion
                                               Euro Euro notes:         EUR750 million
                                                  ((Yen)95.3 billion)
-------------------------------------------------------------------------------------------
Long-term borrowings
from banks               (Yen)279.0 billion
-------------------------------------------------------------------------------------------
Total                    (Yen)574.3 billion
-------------------------------------------------------------------------------------------

[2] Capital investment

Total capital investment by NTT during the fiscal year amounted to (Yen)344.6 billion. Of this total, (Yen)301.6 billion was related to capital investments made prior to the reorganization (April--June 1999). All facilities, whether completed or uncompleted, that were part of these latter investments were duly transferred subsequently to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation--excepting those associated with NTT's ongoing post-reorganization operations, such as any research facilities.

   Capital investment expenditure by NTT after the reorganization was mainly on necessary items connected with its fundamental R&D activities.

2. ISSUES FACING THE COMPANY

While there remain many causes for concern, such as depressed consumer spending and an unstable employment situation, the appearance of signs of a revival in corporate earnings and the effects of various government measures mean that the Japanese economy is expected to enter a sustained, if gentle, recovery over the coming year.

   In the telecommunications field, fueled by the reinforcing cycle of the ongoing explosive spread of the Internet, the rapid increase in access driven by proliferating Internet connection channels, and the increasing prevalence of video and other types of content, the market is forecast to grow quickly. Precisely because of this, price-based and service-based competition will become even fiercer. At the same time, the Internet is causing the development of a wide variety of new ways of doing business, such as e-commerce. The sheer potential of this market is spurring competition, and NTT believes that this will serve to heighten the pace of realignment within the industry.

   Responding to this fast-changing operating environment, NTT has recently announced, in April 2000, the "NTT Group Three-Year Business Plan" (FY 2000 -- FY2002). Aiming to reform NTT as a "Global Information-Sharing Corporate Group," this plan sets out the direction that the entire NTT Group needs to take to achieve its goals. Based on this plan, the NTT Group member firms, working independently and autonomously, will take a wide range of measures towards the realization of a dynamic information-sharing society in which text, voice and image information is distributed on a global basis.

   To this end, NTT provides Group member companies, notably Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, with advice and mediation services as required, and also strives to promote fundamental R&D activities into the telecommunications technology that is the foundation of information sharing.

   In practical terms, NTT will assist with the planning and organization of advanced telecommunication networks to enable the provision of reliable telecommunications services. In addition, it will strive to unify and organize the NTT Group's response to any natural disasters or other emergency situations, advise on how to source capital effectively, and conduct effective financing. Moreover, while taking on an internal Group coordination role to ensure the smooth implementation of the "Mid-term Restructuring Plan" announced by regional companies in November 1999, the holding company will, on behalf of Group member companies, conduct research for the purposes of new business development, while also lending management support to help these firms expand their respective businesses.

   Fundamental R&D activities have three major themes: an affluent future society in which electronic information, products and money could be distributed; network services that are both faster and less costly; and next-generation infrastructure that realizes the twin goals of ultra-high data transmission speeds and mega-bandwidth. The Company will also continue to work proactively to disseminate the results of R&D activities, ensuring that these efforts contribute to moves towards industry standardization and the standardization of R&D results. In addition, by cooperating in its R&D activities with other research institutions, NTT hopes to foster positive technical interchange both in Japan and abroad.

   Through such activities, NTT aims to achieve more efficient Group company management while developing new business in the field of information sharing, continuing to build and expand NTT Group operations through a focus on the development of a global information-sharing business.

   We look forward to the continued support of its shareholders.



                   3. BUSINESS RESULTS AND FINANCIAL POSITION

-------------------------------------------------------------------------------------------------------------------
                             12th fiscal year,      13th fiscal year,     14th fiscal year,     15th fiscal year,
                                   ended                  ended                 ended                 ended
                               March 31, 1997        March 31, 1998         March 31, 1999        March 31, 2000
-------------------------------------------------------------------------------------------------------------------
Operating revenues                6,371.2                6,322.3               6,137.0               1,696.7
 (billions of yen)
-------------------------------------------------------------------------------------------------------------------
Recurring profit                   365.9                  356.6                 237.3                 117.5
 (billions of yen)
-------------------------------------------------------------------------------------------------------------------
Net income                         179.4                  176.6                 386.2                  97.0
 (billions of yen)
-------------------------------------------------------------------------------------------------------------------
Net income per share (yen)       11,280.74              11,100.84             24,271.69              6,115.18
-------------------------------------------------------------------------------------------------------------------
Assets (billions of yen)         11,177.3               10,838.6              11,467.3               8,068.9
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity              4,504.2                4,601.1               4,907.5               4,815.6
 (billions of yen)
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity per        283,072.08             289,161.25            308,420.57            304,123.66
 share
 (yen)
-------------------------------------------------------------------------------------------------------------------

Note: Calculation of net income per share is based on that for the average number of shares this fiscal year.

 .    In the 12th fiscal year, in response to surging demand for computer-based communications media, the Company launched such services as "OCN (Open Computer Network)," and strove to reinforce its earning power by promoting business activities for corporate customers and by introducing "Voice Warp" services. As a result, operating revenues amounted to (Yen)6,371.2 billion, recurring profit reached (Yen)365.9 billion, and net income was (Yen)179.4 billion.
 .    In the 13th fiscal year, NTT reduced long-distance call rates and boosted its competitiveness through the launch of new services such as "Area Plus," and "Time Plus". NTT also developed and provided services that meet customer demands such as "Number Display." As a result, operating revenues amounted to (Yen)6,322.3 billion, recurring profit reached (Yen)356.6 billion, and net income of (Yen)176.6 billion.
 .    In the 14th fiscal year, to meet diversifying demands for advanced computer networking services, NTT broadened the menu of OCN service options, and strove to boost its competitiveness by extending the "Time Plus" service nationwide. As a result, operating revenues amounted to (Yen)6,137.0 billion; recurring profit totaled (Yen)237.3 billion, while net income rose to (Yen)386.2 billion.
 .    For a review of the Company's performance during the 15th fiscal year, please see "1. Business Conditions and Results."

II. COMPANY OUTLINE (as of March 31, 2000)

1. MAJOR BUSINESSES

The Company's major business as a holding company for the NTT Group, which contains firms such as Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation, is to exercise its rights as sole shareholder and owner. In addition, the Company provides support to the Group in the form of advice and mediation services, conducts research relating to the telecommunications technologies that will form the foundation for telecommunications, and develops new businesses.

2. HEAD OFFICE AND RESEARCH FACILITIES

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
R&D facilities: Laboratory Groups
Cyber Communications Laboratory Group (Kanagawa)
Information Sharing Laboratory Group (Tokyo)
Science and Core Technology Laboratory Group (Kanagawa)
Laboratories: 12

3. EMPLOYEES

--------------------------------------------------------------------------------------------
             Number of employees
  (change from end of previous fiscal year)       Average age       Average working years
--------------------------------------------------------------------------------------------
               3,475(-134,675)                       36.3                    12.4
--------------------------------------------------------------------------------------------

Note: The year-on-year reduction in the number of employees of 134,675 was primarily a result of the transfer of business on July 1, 1999 to NTT subsidiaries Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation. A total of 59,837 employees were transferred to

      Nippon Telegraph and Telephone East Corporation, 67,586 employees to Nippon Telegraph and Telephone West Corporation, and 6,610 employees to NTT Communications Corporation.

4. SHARES AND SHAREHOLDERS

(1)  Total number of shares authorized
     to be issued by the Company:        62,322,590 shares

(2)  Total number of shares issued:      15,834,590 shares

     Note: During the fiscal year under review, as the result of the acquisition and retirement of Company stock with retained profits, the total number of both authorized and issued shares fell by 77,410 compared with the previous fiscal year-end.

(3) Number of shareholders (including holders of odd-lot shares): 1,636,818

(4)  Principal shareholders:

------------------------------------------------------------------------------------------------------------------------
                                                                                                  Investment by NTT
                                                                                               in principal shareholder
                                                                   -----------------------------------------------------
                                                    Ratio of the                                     Ratio of the
                                                  number of shares                              number of shares held
                                                    held to the                                         to the
                             Number               total number of              Number           total number of shares
Name                     of shares held          shares issued (%)         of shares held             issued (%)
-----------------------------------------------------------------------------------------------------------------------
The Minister of            8,416,855.26                53.15                     0                         0
 Finance
-----------------------------------------------------------------------------------------------------------------------
State Street Bank            249,755.00                 1.58                     0                         0
 and Trust Company
-----------------------------------------------------------------------------------------------------------------------
The Sumitomo                 224,640.00                 1.42                 1,800,912                   0.12
 Trust &
Banking Co., Ltd.
-----------------------------------------------------------------------------------------------------------------------
The Chase                    179,698.00                 1.13                     0                         0
 Manhattan
Bank, N.A. London
-----------------------------------------------------------------------------------------------------------------------
The Mitsubishi               152,902.00                 0.97                 1,800,275                   0.14
 Trust and
 Banking
 Corporation
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
The Chase                         142,074.00                    0.90                        0                         0
 Manhattan Bank,
 N.A. London Secs
 Lending Omnibus
 Account
-----------------------------------------------------------------------------------------------------------------------
NTT Employee                      133,386.22                    0.84                        0                         0
 Share- Holding
 Association
-----------------------------------------------------------------------------------------------------------------------
Moxley and Company                108,929.00                    0.69                        0                         0
-----------------------------------------------------------------------------------------------------------------------
Nippon Life                       108,369.68                    0.68                        0                         0
 Insurance Company
-----------------------------------------------------------------------------------------------------------------------
Boston Safe                       103,649.00                    0.65                        0                         0
 Deposit BSDT
 Treaty Client
 Omnibus
-----------------------------------------------------------------------------------------------------------------------

Note: The ratios of the number of shares held to the total number of shares issued with respect to The Sumitomo Trust & Banking Co., Ltd., and The Mitsubishi Trust and Banking Corporation are calculated excluding non-voting preferred shares.

(5)  Acquisition, retirement and ownership of treasury stock
     Based on the resolution's approval at the 14th Ordinary General Meeting of Shareholders, held on June 29, 1999, during the fiscal year, the Company used retained profits to acquire a total of 77,410 shares of common stock-- with the total acquisition cost amounting to (Yen)119,999.21 million--and also completed the procedures to retire all of these shares.



5. PRINCIPAL SUBSIDIARIES

(1) Principal Consolidated Subsidiaries

----------------------------------------------------------------------------------------------------
                          Capitalization       Percentage owned by
                        (millions of yen)        the Company (%)
Company                                                                  Main line(s) of business
----------------------------------------------------------------------------------------------------
Nippon Telegraph          (Yen)335,000                  100.0%           Intra-prefectural
 and Telephone East                                                   telecommunications services
 Corporation                                                          in eastern Japan
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Corporation
----------------------------------------------------------------------------------------------------
Nippon Telegraph                    312,000                   100.0   Intra-prefectural
 and Telephone West                                                   telecommunications services
 Corporation                                                          in western Japan
----------------------------------------------------------------------------------------------------
NTT Communications                   72,000                   100.0   Inter-prefectural and
Corporation                                                           international
                                                                      telecommunications services,
                                                                      multimedia network services

----------------------------------------------------------------------------------------------------
NTT Mobile                          474,499                    67.1   Cellular telecommunications
 Communications                                                       services, PHS services,
 Network Inc.                                                         pocket pager services
----------------------------------------------------------------------------------------------------
NTT Data Corporation                142,520                    54.2   Systems integration, network
                                                                      systems services
----------------------------------------------------------------------------------------------------

Note: NTT Mobile Communications Network, Inc. changed its company name to NTT DoCoMo, Inc. on April 1, 2000.





(2) Principal Non-Consolidated Subsidiaries


                          Capitalization          Percentage
                        (millions of yen)          owned by              Main line(s) of
Company                                           Company (%)            business
-------------------------------------------------------------------------------------------
NTT America, Inc.           US$426.98              0 (100.0)          Provision of Arcstar
                             million                                  services in the U.S.
-------------------------------------------------------------------------------------------
NTT Urban                     26,292                 100.0            Real estate
 Development Co.
-------------------------------------------------------------------------------------------
NTT Kansai Mobile             24,458               0 (88.2)           Cellular
 Communications                                                       telecommunications
 Network, Inc.                                                        services, PHS
                                                                      services, pocket
                                                                      pager services in
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
                                                                      the Kansai region
-------------------------------------------------------------------------------------------
NTT Tokai Mobile                     20,340                 0 (91.1)  Cellular
 Communications                                                       telecommunications
 Network, Inc.                                                        services, PHS
                                                                      services, pocket
                                                                      pager services in
                                                                      the Tokai region
-------------------------------------------------------------------------------------------
NTT                                  20,000                   100.0   Development,
 Communication-ware                                                   operation and
 Corporation                                                          maintenance of
                                                                      telecommunications
                                                                      systems and software
-------------------------------------------------------------------------------------------
NTT-ME Corporation                   16,460                0 (100.0)  Management of
                                                                      telecommunications
                                                                      facilities and the
                                                                      sale and maintenance
                                                                      of
                                                                      telecommunications
                                                                      equipment
-------------------------------------------------------------------------------------------
NTT Kyushu Mobile                    15,834                 0 (93.6)  Cellular
 Communications                                                       telecommunications
 Network, Inc.                                                        services, PHS
                                                                      services, pocket
                                                                      pager services in
                                                                      Kyushu
-------------------------------------------------------------------------------------------
NTT Hokkaido Mobile                  15,630                 0 (96.3)  Cellular
 Communications                                                       telecommunications
 Network, Inc.                                                        services, PHS
                                                                      services, pocket
                                                                      pager services in
                                                                      Hokkaido
-------------------------------------------------------------------------------------------
NTT Tohoku Mobile                    14,981                 0 (92.8)  Cellular
 Communications                                                       telecommunications
 Network, Inc.                                                        services, PHS
                                                                      services, pocket
                                                                      pager services in
                                                                      the Tohoku region
-------------------------------------------------------------------------------------------
NTT Chugoku                          14,732                 0 (83.9)  Cellular
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
 Mobile
 Communications                                                       telecommunications
 Network, Inc.                                                        services, PHS
                                                                      services, pocket
                                                                      pager services in
                                                                      the Chugoku region
-------------------------------------------------------------------------------------------
NTT Rocky, Inc.             US$100.40            0 (100.0)            Securities
                             million                                  investment to ISP in
                                                                      U.S.
-------------------------------------------------------------------------------------------
NTT AT&T                    US$100.00            0 (100.0)            Securities
 Investment, Inc.            million                                  investment to
                                                                      telecommunications
                                                                      companies in U.S.
-------------------------------------------------------------------------------------------
NTT Worldwide                 12,000             0 (100.0)            Global
 Telecommunications                                                   telecommunications
 Corporation                                                          services as a Type
                                                                      II international
                                                                      telecommunications
                                                                      company
-------------------------------------------------------------------------------------------
NTT Power and                 10,000                100.0             Design, management
 Building                                                             and maintenance of
 Facilities Inc.                                                      buildings, equipment
                                                                      and electric power
                                                                      facilities
-------------------------------------------------------------------------------------------

Notes: 1. On April 1, 2000, NTT Kansai Mobile Communications Network, Inc., NTT
          Tokai Mobile Communications Network, Inc., NTT Kyushu Mobile Communications Network, Inc., NTT Hokkaido Mobile Communications Network, Inc., NTT Tohoku Mobile Communications Network, Inc., and NTT Chugoku Mobile Communications Network, Inc. changed their respective company names to NTT DoCoMo Kansai, NTT DoCoMo Tokai, NTT DoCoMo Kyushu, NTT DoCoMo Hokkaido, NTT DoCoMo Tohoku, and NTT DoCoMo Chugoku.

     2. The figures in parentheses represent shareholdings in the company through subsidiaries.

(3) Business Results of Principal Consolidated Subsidiaries

                                        Net sales                 Net income
Company                             (millions of yen)         (millions of yen)
================================================================================
Nippon Telegraph and                       2,154,710               157,246
Telephone East Corporation
--------------------------------------------------------------------------------
Nippon Telegraph and                       2,071,622               239,236
Telephone West Corporation
--------------------------------------------------------------------------------
NTT Communications                         1,075,302                72,845
Corporation
--------------------------------------------------------------------------------
NTT Mobile Communications                  3,927,413               277,869
Network Inc.
--------------------------------------------------------------------------------
NTT Data Corporation                         716,430                17,996
--------------------------------------------------------------------------------

Notes:1. NTT Mobile Communications Network Inc. changed its company name to NTT
         DoCoMo, Inc. on April 1, 2000.

      2. The figures shown for NTT Mobile Communications Network Inc. are a total of its performance, plus that of eight regional subsidiaries (making a total of nine firms).

      3. Total net sales for NTT and the five principal consolidated Group subsidiaries listed above were 10,080.9 billion (after intercompany eliminations); the six companies posted an aggregate net loss for the year of 81.6 billion (after intercompany eliminations). The actual final net loss after taking into cumulative effect for prior year's tax allocation was 515.8 billion.





6. PRINCIPAL LENDERS

--------------------------------------------------------------------------------
                         Borrowings                   Number and percentage
                         outstanding           of shares of the Company owned by
Name of lender        (millions of yen)                    the lenders
--------------------------------------------------------------------------------
                                                    Shares                %
--------------------------------------------------------------------------------
Development                   149,121                      0                  0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Bank of Japan
--------------------------------------------------------------------------------
Nippon Life               97,000              108,369.68                   0.68
 Insurance Company
--------------------------------------------------------------------------------
The Dai-ichi Mutual       88,500               51,003.00                   0.32
 Life Insurance
 Company
--------------------------------------------------------------------------------
Sumitomo Life             71,000               37,578.00                   0.24
 Insurance Company
--------------------------------------------------------------------------------
The Yasuda Mutual         52,000               10,506.22                   0.07
 Life Insurance
 Company
--------------------------------------------------------------------------------
The Meiji Mutual          38,000               14,790.00                   0.09
 Life Insurance
 Company
--------------------------------------------------------------------------------
The Dai-ichi Kangyo       33,500               19,380.00                   0.12
 Bank, Limited
--------------------------------------------------------------------------------
The Fuji Bank,            32,500               19,380.00                   0.12
 Limited
--------------------------------------------------------------------------------
The Sanwa Bank,           32,417               14,280.00                   0.09
 Limited
--------------------------------------------------------------------------------
The Industrial Bank       30,500               19,278.00                   0.12
 of Japan, Limited
--------------------------------------------------------------------------------


7. DIRECTORS AND CORPORATE AUDITORS

Position                      Name                           Area(s) of responsibility
                                                             or principal occupation
------------------------------------------------------------------------------------------
Chairman and Representative   Shigeo Sawada
 Director
------------------------------------------------------------------------------------------
President and                 Jun-ichiro Miyazu
 Representative Directer
------------------------------------------------------------------------------------------
Senior Executive Vice         Norio Wada                     In charge of business
 Presidents                                                  strategy
------------------------------------------------------------------------------------------
                              Yusuke Tachibana               In charge of technical
                                                             strategy
------------------------------------------------------------------------------------------
Executive Vice Presidents     Toshiyuki Mineshima            In charge of finance
                                                             In charge of internal
                                                             auditing
------------------------------------------------------------------------------------------
Senior Vice Presidents        Kunihiro Kato                  Executive Manager of Cyber
                                                             Communications Laboratory
                                                             Group
------------------------------------------------------------------------------------------
                              Kanji Koide                    Director of Department I
------------------------------------------------------------------------------------------
                              Shigehiko Suzuki               Director of Department III
                                                             and Executive Manager of
                                                             Information Sharing
                                                             Laboratory Group
                                                             In charge of intellectual
                                                             property
------------------------------------------------------------------------------------------
                              Hiromi Wasai                   In charge of new business
                                                             In charge of information
                                                             sharing and network
                                                             development
------------------------------------------------------------------------------------------
                              Toyohiko Takabe                Director of Department V
                                                             In charge of legal affairs
------------------------------------------------------------------------------------------
                              Takashi Imai                   Chairman and Representative
                                                             Director of Nippon Steel
                                                             Corporation
------------------------------------------------------------------------------------------
                              Yotaro Kobayashi               Chairman and
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                             Representative
                                                             Director of Fuji Xerox Co.,
                                                             Ltd.
------------------------------------------------------------------------------------------
Full-time Corporate Auditors  Tadashi Yamamoto
------------------------------------------------------------------------------------------
                              Keisuke Soda
------------------------------------------------------------------------------------------
Auditors                      Makoto Yoshida
------------------------------------------------------------------------------------------
                              Hideaki Toda
------------------------------------------------------------------------------------------

Notes: 1.Executive Vice President Mr. Toshiyuki Mineshima resigned on March 31,
         2000.

      2. Of the Corporate Auditors, Mr. Tadashi Yamamoto and Mr. Hideaki Toda are outside Corporate Auditors assigned in accordance with Item-1 of
         Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate auditing.







The following is a list of directors who resigned during the fiscal year:

Position                                  Name                    Date of resignation
==========================================================================================
Senior Executive Vice         Toshiharu Aoki                 June 29, 1999
 President
------------------------------------------------------------------------------------------
Senior Executive Vice         Hidekazu Inoue                 June 30, 1999
 President
------------------------------------------------------------------------------------------
Senior Executive Vice         Kazuo Asada                    June 30, 1999
 President
------------------------------------------------------------------------------------------
Executive Vice                Masanobu Suzuki                June 30, 1999
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
President
------------------------------------------------------------------------------------------
Executive Vice President      Yuji Matsuo                    June 30, 1999
------------------------------------------------------------------------------------------
Executive Vice President      Tadayuki Arai                  June 30, 1999
------------------------------------------------------------------------------------------
Executive Vice President      Satoshi Miura                  June 30, 1999
------------------------------------------------------------------------------------------
Executive Vice President      Michio Takeuchi                June 30, 1999
------------------------------------------------------------------------------------------
Executive Vice President      Katsuya Okimi                  June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Michitomo Ueno                 June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Masaaki Kasahara               June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Yoshiyuki Sukemune             June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Jun-ichi Yuki                  June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Kiyoshi Fujita                 June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Shunzo Morishita               June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Mamoru Ishida                  June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Nobuharu Ono                   June 30, 1999
------------------------------------------------------------------------------------------
Senior Vice President         Susumu Fukuzawa                June 30, 1999
------------------------------------------------------------------------------------------
Director and Counseller to    Ryuzo Sejima                   June 30, 1999
 the President
------------------------------------------------------------------------------------------
Full-time Corporate Auditor   Masayuki Kojima                June 30, 1999
------------------------------------------------------------------------------------------
Full-time Corporate Auditor   Toshio Hayata                  June 30, 1999
------------------------------------------------------------------------------------------



III. MAJOR EVENTS AFTER THE END
      OF THE FISCAL YEAR

1. At the meeting of the Board of Directors held on March 29, 2000, it was resolved that, during the period from April through June 2000, the Company would issue a total amount of not more than (Yen)200 billion in bonds, including NTT bonds, foreign currency denominated bonds and other bonds.

2. NTT Communications Corporation, a subsidiary of NTT, and Verio Inc., a US Internet solution provider, entered into a definitive merger agreement on May 8, 2000 through a U.S. subsidiary of NTT Communications in which, provided NTT Communications acquires a majority of the shares of Verio at a price of $60 per share of common stock
(TOB), Verio Inc. will be merged into the U.S. subsidiary of NTT Communications. The transaction value was approximately $5.1 billion.

3. Regarding equity participation in cellular phone service provider KPN Mobile N.V. (KPN Mobile, a subsidiary of Dutch-based KPN*) under which NTT DoCoMo will acquire a share of KPN Mobile equivalent to 15% of voting rights (the maximum acquiring price: Euro 5.1 billion), NTT DoCoMo, Inc., a subsidiary of NTT, concluded a Memorandum of Understanding on May 9, 2000 with KPN and KPN Mobile

*Koninklijke KPN N.V.






--------------------------------------------------------------------------------
Note: The figures given in this report are rounded down to eliminate any amounts less than the units shown.

                                 BALANCE SHEET
                              (at March 31, 2000)
                                                                       (millions of yen)
-----------------------------------------------------------------------------------------
ASSETS                            8,068,962  LIABILITIES                        3,253,288
=========================================================================================
CURRENT ASSETS                      765,801  CURRENT LIABILITIES                  800,712
-----------------------------------------------------------------------------------------
Cash                                 15,855  Accounts payable                      11,492
-----------------------------------------------------------------------------------------
Accounts receivable                   1,738  Short-term corporate                 182,011
                                             debenture payable
-------------------------------------------
Inventories                             410
-----------------------------------------------------------------------------------------
Advance payments                      2,107  Long-term loans                       68,492
                                             payable
-----------------------------------------------------------------------------------------
Short-term loans                    452,798  Accrued liabilities                   59,458
-----------------------------------------------------------------------------------------
Accounts                             29,684  Accrued expenses                      22,979
receivable, others
-----------------------------------------------------------------------------------------
Income tax                          239,428  Consumption Taxes                    417,582
receivable                                   payable
-----------------------------------------------------------------------------------------
Other current assets                 23,777  Deferred taxes                        26,000
                                             payable
===========================================----------------------------------------------


-----------------------------------------------------------------------------------------

===========================================----------------------------------------------
FIXED ASSETS                      7,303,161  Advances received                      1,797
-----------------------------------------------------------------------------------------
Property, plant and                 258,245  Deposits received                        361
 equipment:
-----------------------------------------------------------------------------------------
Buildings                           178,152  Unearned income                           48
-----------------------------------------------------------------------------------------
Structures                            8,682  Others                                10,488
-------------------------------------------==============================================
Machinery and                         1,536  SHAREHOLDERS' EQUITY               4,815,673
 transportation
-------------------------------------------==============================================
Tools and fixtures                   31,155  COMMON STOCK                         795,600
-----------------------------------------------------------------------------------------
Land                                 32,686  LEGAL RESERVE                      2,653,848
-----------------------------------------------------------------------------------------
Construction in                       6,031  Legal capital reserve              2,530,476
 progress
===========================================----------------------------------------------
Intangible assets:                   91,416  Legal earned reserve                 123,372
-------------------------------------------==============================================
Software                             91,128  RETAINED EARNINGS                  1,366,224
-----------------------------------------------------------------------------------------
Others                                  288  Special depreciation                  31,567
                                             reserve
===========================================----------------------------------------------
Investments:                      6,953,499  Reserve for buy-back                       0
                                             of shares
-----------------------------------------------------------------------------------------
Investment                           33,552  General reserves                     895,000
 securities
-----------------------------------------------------------------------------------------
Investment in                     4,440,382  Unappropriated                       439,656
 subsidiaries                                retained earnings
                                             for the year
-------------------------------------------
Investments in                        1,004
 capital
-----------------------------------------------------------------------------------------
Long-term loans                   2,425,854          [Net income for the year     97,071]
-----------------------------------------------------------------------------------------
Deferred tax assets                  51,200
-------------------------------------------
Others                                1,505
=========================================================================================
Total assets                      8,068,962  Total liabilities                  8,068,962
                                             and shareholders'
                                             equity
-----------------------------------------------------------------------------------------

Notes:1. In the figures above, amounts less than one million yen are rounded down.

      2. The significant accounting policies and notes are stated on pages 24 to 27 of this report.





                              STATEMENT OF INCOME
                      (from July 1,1999, to March 31,2000)

                                                               (millions of yen)
--------------------------------------------------------------------------------
RECURRING INCOME (LOSS)
================================================================================
OPERATING INCOME (LOSS)
--------------------------------------------------------------------------------
Operating revenues                                                    1,696,799
--------------------------------------------------------------------------------
Voice transmission                                                    1,090,095
--------------------------------------------------------------------------------
Data transmission                                                        33,333
--------------------------------------------------------------------------------
Leased circuit                                                          161,763
--------------------------------------------------------------------------------
Telegram                                                                 21,531
--------------------------------------------------------------------------------
Dividend income                                                           4,234
--------------------------------------------------------------------------------
Group management and administration income                               20,591
--------------------------------------------------------------------------------
Fundamental R&D income                                                  176,620
--------------------------------------------------------------------------------
Other                                                                   188,628
--------------------------------------------------------------------------------
Operating expenses                                                    1,585,076
--------------------------------------------------------------------------------
Business expenses                                                       340,385
--------------------------------------------------------------------------------
Running cost                                                             21,889
--------------------------------------------------------------------------------
Repair and maintenance                                                  350,786
--------------------------------------------------------------------------------
Common expenses                                                         104,134
--------------------------------------------------------------------------------
Administrative expenses                                                 116,495
--------------------------------------------------------------------------------
R&D expenses                                                            181,890
--------------------------------------------------------------------------------
Depreciation                                                            373,199
--------------------------------------------------------------------------------
Removal of fixed assets                                                  47,547
--------------------------------------------------------------------------------
Rent for telecommunications equipment                                       437
--------------------------------------------------------------------------------
Miscellaneous taxes                                                      48,309
--------------------------------------------------------------------------------
Total operating income                                                  111,722
================================================================================
NON-OPERATING INCOME (LOSS)
--------------------------------------------------------------------------------
Non-operating revenues                                                  135,100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest income                                                          68,883
--------------------------------------------------------------------------------
Dividend income                                                           9,664
--------------------------------------------------------------------------------
Rent                                                                     38,447
--------------------------------------------------------------------------------
Other income                                                             18,104
--------------------------------------------------------------------------------
Non-operating expenses                                                  129,248
--------------------------------------------------------------------------------
Interest expenses                                                        21,409
--------------------------------------------------------------------------------
Debenture interest                                                       69,419
--------------------------------------------------------------------------------
Rent cost                                                                22,703
--------------------------------------------------------------------------------
 Other expenses                                                          15,716
--------------------------------------------------------------------------------
Recurring profit                                                        117,574
================================================================================
EXTRAORDINARY INCOME (LOSS)
--------------------------------------------------------------------------------
Extraordinary income                                                     71,827
--------------------------------------------------------------------------------
Telephone calls income from previous year                                69,253
--------------------------------------------------------------------------------
Bad debts recovery                                                        2,574
--------------------------------------------------------------------------------
Extraordinary loss                                                       11,330
--------------------------------------------------------------------------------
Loss on sale of assets from business                                      4,293
 transfer
--------------------------------------------------------------------------------
Allowance for severance payments                                          7,037
 provisions
--------------------------------------------------------------------------------
Income before taxes                                                     178,071
--------------------------------------------------------------------------------
Corporation tax, inhabitants' tax and                                    16,000
 business tax
--------------------------------------------------------------------------------
Corporation tax etc. adjustments                                         65,000
--------------------------------------------------------------------------------
Net income for the year                                                  97,071
--------------------------------------------------------------------------------
Unappropriated retained earnings brought                                273,316
 forward
--------------------------------------------------------------------------------
Prior-year tax-effect adjustments                                        90,200
--------------------------------------------------------------------------------
Disposition of a special depreciation                                    22,691
 reserve for tax effect accounting
--------------------------------------------------------------------------------
Reserve for buy-back of shares                                          119,999
--------------------------------------------------------------------------------
Sale of treasury stocks                                                 119,999
--------------------------------------------------------------------------------
Interim dividends                                                        39,657
--------------------------------------------------------------------------------
Transfer to legal reserve relating to                                     3,965
 interim dividends
--------------------------------------------------------------------------------
Unappropriated retained earnings at end                                 439,656
 of year
--------------------------------------------------------------------------------

Notes: 1. In the figures above, amount less than one million yen are rounded down.
       2. The significant accounting policies and notes are stated on pages 24 to 27 of this report.








SIGNIFICANT ACCOUNTING POLICIES

1. Method of accounting for depreciation and amortization of fixed assets
In accordance with the provisions of the Japanese Corporation Tax Law, depreciation of property, plant and equipment is computed by the declining-balance method (with the exception of buildings, for which the straight-line method is used). Amortization of intangible assets is calculated by the straight-line method.

   The depreciation expenses for the software used internally in NTT are calculated by the straight-line method under the limited usage period of 5 years.

2. Basis and method of evaluating marketable securities
Listed marketable securities:   Stated at the lower of cost or market, cost
                                being determined by the moving average method
Other securities:               Stated generally at cost, cost being determined
                                by the moving average method

3. Basis and method of evaluating inventories
Inventories are stated at cost determined by the annual average method.

4. Accounting for deferred assets
The full amounts of bond discounts and expenses related to bonds issued are charged to income as incurred or paid.

5. Accounting for allowances
(1) Allowance for bad debt
In order to prepare for possible losses from write-off of bad debt, "Allowance for bad debt" is provided for in an amount determined by the method prescribed by the Japanese Corporation Tax Law for allowing deductions (transfer rate based on actuals). In addition, allowance is provided against specific receivables based on the evaluation of possibility of collection.
   No allowance is provided in this term.

(2) Allowance for severance payments

Allowance for severance payments was previously calculated on the present value of the benefits payable upon voluntary retirement of all eligible employees at the balance sheet date.

   However, from this term, 100% of benefits payable upon voluntary retirement at the balance sheet date is reserved. In addition, the reserve balance is increased to the allowance for severance payments by the amount of the benefits applicable to all employees who are in service with the Company at the balance sheet date.

   The amount of benefits in this context is determined by the amount of retirement benefits recognized in respect of all employees at the time of incorporation of the Company pursuant to the Nippon Telegraph and Telephone Corporation Law, less the amount of such benefits determined by the present value method.

   However, when the new calculation method was introduced, relevant added amount is included in the benefits payable upon voluntary retirement, so that the balance was all reversed at the end of this term.

   According to this change, the allowance for severance payment provision is listed under Operating Expenses based on the conventional calculation method, and also the incremental amount of (Yen)7,037 million until the benefits payable upon voluntary retirement occurs are listed under the "Allowance for the severance payment provision" in Extraordinary Loss at the balance sheet date.

   This resulted in less influence to the recurring profits compared to that calculated by the conventional method. However, income before tax at the balance sheet date is decreased by the corresponding amount.

6. Accounting for monetary liabilities in a foreign currency covered by forward exchange contracts

Foreign currency bonds issued with forward exchange contracts are translated into yen at the contracted forward rate. Exchange differences resulting from the use of the contracted rate are amortized over the period through the month of settlement of the contracts on a monthly basis.

   Note also that, out of the specified exchange differences on forward contracts, (Yen)54 million of profit has been accounted for in this fiscal year as a foreign exchange profit in other income of the non-operating revenue in the Statement of Income. Additionally, (Yen)50 million for the following fiscal year is being accounted for in the balance sheet, split between (Yen)3 million as other fixed liabilities and (Yen)47 million as prepaid income.

7. Non-contributory funded pension plan
A non-contributory funded pension plan was introduced on June 1, 1992, as a part of the Company's severance payment system to employees. The assets of the pension fund amounted to (Yen)7,353 million at March 31, 2000.

   The excess portion of the allowance for employees' severance payments is being reversed over an approximately 19-year period for which the past service liabilities are contributed and such contributions, net of reversals, are included in operating expenses.

8. Accounting for consumption tax
Consumption tax is eliminated from the amount of recorded transactions.

9. Applying tax effect accounting
Tax-effect accounting has been employed from this balance-sheet date.

   As a result, compared with the non-application of tax-effect accounting, net income was (Yen)65,000 million lower, while year-end unappropriated retained earnings were (Yen)47,891 million higher.

Alteration in the method of accounting treatment

The cost corresponding to the rent listing in the non-operating revenue was previously calculated as a part of operating expenses. However, it is calculated as non-operating revenues from this balance sheet date.

   After applying this change, the total operating income has increased
(Yen)22,703 million
without having any influence on the recurring profit and the income before taxes for this term.

Changes in presentation

1. Following the Company's reorganization on July 1, 1999, which caused the balance-sheet presentation of assets and liabilities to fall outside the remit of regulations covering the presentation of telecommunications accounts that had hitherto applied, the balance sheet is divided on the basis of whether assets or liabilities are current or non-current, instead of whether they are fixed or not.

2. Classifications of "Machinery" and "Vehicles and Vessels" are consolidated to "Machinery and Carrier".

3. The production costs occurring in the process of producing software, which used to be classified under "Construction in progress", is now classified under "Software" as an intangible asset.

4. The shares of subsidiaries, which used to be classified under "Investment in affiliates" are now classified under "Subsidiary shares" and "Investment in securities".

5. The "Income tax" is now classified under "Corporation tax, inhabitants' tax and business tax".

NOTES TO THE BALANCE SHEET

1. Accumulated depreciation of property, plant and equipment amounted to
(Yen)180,973 million.

2. Monetary receivables from and payables to the Company's subsidiaries and controlling shareholders are as follows:
(1) Subsidiaries
          Short-term monetary receivables:    (Yen)472,608 million
          Long-term monetary receivables:     (Yen)2,426,215 million
          Short-term monetary payables:       (Yen)33,108 million
(2) Controlling shareholders
          Short-term monetary receivables:    (Yen)4 million

3. Major assets and liabilities denominated in foreign currencies are as follows: Liabilities denominated in foreign currencies
          Bonds and notes:    (Yen)556,127 million
          (Including those maturing within one year)

                ------------------------------------------
                U.S. dollars                 2,850,000,000
                ------------------------------------------
                Euro                           750,000,000
                ------------------------------------------

                ------------------------------------------
                Pounds sterling                350,000,000
                ------------------------------------------
                Swiss francs                   340,000,000
                ------------------------------------------
                Canadian dollars                20,000,000
                ------------------------------------------
   Long-term borrowings:    (Yen)4,587 million
                        (U.S. dollars 45,000,000)
   (Including those maturing within one year)
   Accrued expenses:    (Yen)4,835 million

                Pounds sterling                 15,791,000
                ------------------------------------------
                U.S. dollars                    55,112,000
                ------------------------------------------
                Euro                            24,820,000
                ------------------------------------------
                Swiss francs                     7,745,000
                ------------------------------------------

4. Treasury stock included in other current assets:    (Yen)51 million

5. According to the regulation in Article 9 in the law concerning Nippon Telegraph and Telephone Corporation, etc. the entire Company's assets are pledged as general collateral for the bonds. Also, based upon Article 9 of the proposed law to amend the part of Nippon Telegraph and Telephone Corporation Law (Law No. 98, 1997), NTT contracts liabilities for the bonds issued on June 30, 1999 on joint and several liability with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, and also submits the entire properties of these four companies to the general security for the relevant bonds.

6. Guaranteed deposits:   (Yen)10,300 million

7. NTT, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation are jointly and severally liable for contingent liabilities of (Yen)150,000 million in respect of contractual obligations relating to corporate bonds issued prior to June 30, 1999.

8. Net income per share: (Yen)6,115.18

NOTES TO THE STATEMENT OF INCOME

1. Operating expenses incurred through transactions with subsidiaries were
(Yen)404,326 million and operating income through transactions with subsidiaries was (Yen)338,120 million.

Capital transfers incurred through non-operating transaction with subsidiaries were (Yen)5,746,869 million and miscellaneous were (Yen)196,767 million.

2. Operating expenses incurred through transactions with controlling shareholders were (Yen)2,650 million. Operating income earned through transactions with controlling shareholders was (Yen)410 million. Non-operating transactions with controlling shareholders were (Yen)111 million.

3. Dividend income was listed as non-operating revenues; however, the dividend income after the company's reorganization on July 1, 1999 was listed as operating revenues.

4. For the appropriate implementation of the reorganization of NTT executed on July 1, 1999, the call calculation system for call charges (including public phone call charges) has been modified. Before the date the reorganization was executed, all charges for completed calls were checked on meters and the revenues were computed. Calls, which were completed during the previous fiscal year but were not checked on meters, are listed in this fiscal year under "Call charge brought forward" in Extraordinary income.

5. "Loss on sales of operation transfer assets" listed under Extraordinary Loss is caused by the asset transfers, which occurred when the reorganization of NTT was executed on July 1, 1999.



PROPOSAL OF APPROPRIATION
OF UNAPPROPRIATED RETAINED EARNINGS

---------------------------------------------------------------------------------------
Item                                                                             Amount
=======================================================================================
Unappropriated retained earnings for the                           (Yen)439,656,293,590
year
---------------------------------------------------------------------------------------
Reversal of reserve for buy-back of shares                                      790,000
---------------------------------------------------------------------------------------
Reversal of special depreciation reserve                                  7,692,196,452
---------------------------------------------------------------------------------------
Total                                                                   447,349,280,042
---------------------------------------------------------------------------------------
Proposal of appropriation:
---------------------------------------------------------------------------------------
Legal earned reserve                                                      3,964,000,000
---------------------------------------------------------------------------------------
Cash dividends  [(Yen)2,500 per share]                                   39,586,387,450
---------------------------------------------------------------------------------------
Bonuses to directors and corporate                                           52,440,000
auditors
---------------------------------------------------------------------------------------
[Portion to corporate auditors]                                             [8,100,000]
---------------------------------------------------------------------------------------
Special depreciation reserve                                                403,117,960
---------------------------------------------------------------------------------------
Special reserve                                                         150,000,000,000
---------------------------------------------------------------------------------------
Profits brought forward                                                 253,343,334,632
---------------------------------------------------------------------------------------

Notes: 1. An interim dividend of (Yen)39,657,654,525 ((Yen)2,500 per share) was paid to shareholders on December 13, 1999.
       2. Reserve for buy-back of shares is reversed from the balance after acquiring treasury stock and retiring of stock through retained profits out of the reserve for buy-back of shares submitted at the resolutions of shareholders at the 14th Ordinary General Meeting of Shareholders.
       3. Reversal and provision of the special depreciation reserve are in accordance with the Special Taxation Measures Law. The amount of reversal and provision are net of tax.



Certified Copy

INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS' REPORT

      May 17, 2000

Mr. Jun-ichiro Miyazu
President and Representative Director
Nippon Telegraph and Telephone Corporation

      ChuoAoyama Audit Corporation

      Tokugoro Murayama, C.P.A.,
      Representative Partner and
      Engagement Partner

      Tsutomu Kawaguchi, C.P.A.,
      Representative Partner and
      Engagement Partner

      Asahi & Co.

      Shigeru Iwamoto, C.P.A.,
      Representative Partner and
      Engagement Partner

      Takuichi Arai, C.P.A.,

      Representative Partner and
      Engagement Partner

Pursuant to Article 2 of "the Law for Special Exceptions to the Commercial Code concerning the audit, etc. of joint-stock corporations", we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings, and the supplementary schedules (with respect to accounting matters only) of Nippon Telephone and Telegraph Corporation for the 15th fiscal year from April 1, 1999 to March 31, 2000. The accounting matters included in the business report and supplementary schedules referred to above that were subject to our audit were limited to those derived from the accounting and other records of the Company and its subsidiaries.

   Our audit was conducted in accordance with auditing standards generally accepted in Japan, and included all auditing procedures that are normally required. It also included all auditing procedures as are normally required for the audit of subsidiaries.

We state our opinions on the results of the audit as follows:

(1) The balance sheet and the statement of income present fairly the financial position and operational performance of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.

(2) We state our opinions on the changes in accounting policies as follows:

   [1]The change in accounting policy dating from this balance sheet with regard to the allowance for severance payments (as noted elsewhere in this report under Significant Accounting Policies 5. (2)), which was to change from calculating such allowance on the basis of the present value at the balance-sheet date of benefits payable to all eligible employees on voluntary retirement to reserving 100% of such benefits payable as of the balance-sheet date, is entirely appropriate. It stems from the introduction in April 2000 of new accounting standards in Japan relating to severance payment provisions that reflect changes in recent years in the general stance towards accounting practices with regard to pension benefits, and which were introduced with the objective of taking preventative measures to ensure corporate pension funds remain in sound financial health.

   [2]The change in accounting policy dating from this balance sheet with regard to the calculation of rental expenses (as noted elsewhere in this report under Alteration in the method of accounting treatment), which was to change from counting them as part of operating expenses to including them within non-operating expenses, is entirely appropriate. The change derives from the increase in loans and advances by the Company to Group companies to the point where they have become financially significant; in addition, in connection with the reorganization of the Company on July 1, 1999, various intra-Group loans and advances became materially significant. As a result of the change, such expenses are classified more appropriately within the profit and loss accounts.

(3) The business report (with respect to accounting matters only) presents fairly the status of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.

(4) The proposal of appropriation of unappropriated retained earnings is in conformity with applicable laws and regulations and the Company's articles of incorporation.

(5) There are no matters to be noted in the supplementary schedules (with respect to accounting matters only) in accordance with the provisions of the Commercial Code.

Subsequent events with respect to the issue of bonds and notes and purchases and investments related to affiliated companies that may have a significant material effect on the financial position and operational performance of the Company in subsequent fiscal years are described in Section III of the business report entitled "Major Events After The End Of The Fiscal Year".

   Both ChuoAoyama Audit Corporation and Asahi & Co., as well as the respective engagement partners of both firms, have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.
                                                                             END

REFERENCE DOCUMENTS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Total number of shares owned by shareholders with voting rights:
   15,787,670

2. Matters for resolution and reference

   First Item   Approval of proposal of appropriation of unappropriated retained earnings for the 15th fiscal year.

The Company proposes to make an appropriation of unappropriated retained earnings for this fiscal year, as described in the chart on page 28.

An interim dividend of (Yen)2,500 per share was paid in December 1999. The year-end dividend for this fiscal year is proposed to also be (Yen)2,500 per share, taking into consideration shareholders' interests.

   Second Item   Partial Modifications to the Articles of Incorporation

1. Reason for the modifications

In accordance with the shareholders resolutions at the 14th Ordinary General Meeting of Shareholders, treasury stocks were acquired through retained profit for cancellation of 77,410 shares.

After this action, the number of total shares was amended accordingly.

2. Modifications
The relevant item should be modified as follows: (The modified portions are underlined)

--------------------------------------------------------------------------------------------
Current Version                               Modified Version
--------------------------------------------------------------------------------------------
Article 5   (Total number of shares)          Article 5   (Total number of shares)
The total number of shares authorized to      The total number of shares authorized to
be issued by the Company shall be             be issued by the Company shall be
sixty-two million four hundred thousand       62,322,590 shares.
---------------------------------------       ------------------
(62,400,000) shares.
--------------------
--------------------------------------------------------------------------------------------

Third Item   Election of eleven Directors

As of the end of this Annual General Meeting of Shareholders, the entire Board of Directors has completed its term of office. Accordingly, it is proposed that eleven directors be elected.

Candidates for Directors are as follows:

--------------------------------------------------------------------------------------------------------
                                                                                          Number of
Candi-                                                                                    shares of the
date     Name                                                                             Company held
No.      (Date of birth)         Resume and representation of other companies
--------------------------------------------------------------------------------------------------------
1.       Jun-ichiro Miyazu       April 1958       Entered Nippon Telegraph and            25.36
         (January 2, 1936)                        Telephone Public Corporation            Shares

                                 ------------------------------------------------------
                                 June 1987        Senior Vice President and Senior
                                                  Executive Manager of
                                                  Telecommunications Network Sector of
                                                  the Company
                                 ------------------------------------------------------
                                 June 1988        Executive Vice President and Senior
                                                  Executive Manager of
                                                  Telecommunications Network Sector of
                                                  the Company
                                 ------------------------------------------------------
                                 June 1990        Executive Vice President and Senior
                                                  Executive Manager of Engineering
                                                  Strategy Planning Headquarters of
                                                  the Company
                                 ------------------------------------------------------
                                 February 1991    Executive Vice President and Senior
                                                  Executive Manager of Network
                                                  Engineering Headquarters of the
                                                  Company
                                 ------------------------------------------------------
                                 June 1992        Senior Executive Vice President and
                                                  Senior Executive Manager of Network
                                                  Engineering Headquarters of the
                                                  Company
                                 ------------------------------------------------------
                                 July 1993        Senior Executive Vice President and
                                                  Senior Executive Manager of Service
                                                  Engineering Headquarters of the
                                                  Company
                                 ------------------------------------------------------

                                 ------------------------------------------------------
                                 February 1994    Senior Executive Vice President and
                                                  Senior Executive Manager of Service
                                                  Engineering Headquarters and
                                                  Executive Manager of Multimedia
                                                  Planning and Promotion Office of the
                                                  Company
                                 ------------------------------------------------------
                                 June 1995        Senior Executive Vice President and
                                                  Executive Manager of Multimedia
                                                  Planning and Promotion Office of the
                                                  Company
                                 ------------------------------------------------------
                                 July 1995        Senior Executive Vice President and
                                                  Senior Executive Manager of
                                                  Multimedia Service Promotion
                                                  Headquarters of the Company
                                 ------------------------------------------------------
                                 June 1996        President of the Company (present
                                                  post)
--------------------------------------------------------------------------------------------------------
2.       Norio Wada              April 1964       Entered Nippon Telegraph and            17.24
         (August 16, 1940)                        Telephone Public Corporation            Shares
                                 ------------------------------------------------------
                                 June 1992        Senior Vice President and General
                                                  Manager of Tohoku Regional
                                                  Communications Sector of the Company
                                 ------------------------------------------------------
                                 June 1996        Senior Vice President and Senior
                                                  Executive Manager of Affiliated
                                                  Business Development Headquarters of
                                                  the Company
                                 ------------------------------------------------------
                                 July 1996        Senior Vice President and Senior
                                                  Executive Manager of Affiliated
                                                  Business Headquarters of the Company
                                 ------------------------------------------------------
                                 June 1997        Executive Vice President and Senior
                                                  Executive Manager of Affiliated
                                                  Business Headquarters of the Company
                                 ------------------------------------------------------


                              ---------------------------------------------------------
                                 June 1998        Executive Vice President and Senior
                                                  Executive Manager of Affiliated
                                                  Business Headquarters and Executive
                                                  Manager of NTT-Holding
                                                  Organizational Office of the Company
                              ---------------------------------------------------------
                                 January 1999     Executive Vice President and Senior
                                                  Executive Manager of NTT-Holding
                                                  Provisional Headquarters of the
                                                  Company
                              ---------------------------------------------------------
                                 July 1999        Senior Executive Vice President of
                                                  the Company (present post)
----------------------------------------------------------------------------------------------------------
3.       Yusuke Tachibana        April 1962       Entered Nippon Telegraph and                     13.04
         (September 16, 1938)                     Telephone Public Corporation                     Shares
                              ---------------------------------------------------------
                                 April 1993       Executive Vice President and Senior
                                                  Executive Manager of Industrial
                                                  Systems Sector of NTT
                                                  DataCommunications System Corporation
                              ---------------------------------------------------------
                                 June 1996        President of Japan Leisure Card
                                                  System Co., Ltd.
                              ---------------------------------------------------------
                                 July 1999        Senior Executive Vice President of
                                                  the Company (present post)
----------------------------------------------------------------------------------------------------------
4.       Haruki Matsuno          April 1960       Entered the Ministry of Posts and                 7.00
         (January 24, 1937)                       Telecommunications                                Shares
                              ---------------------------------------------------------
                                 July 1993        Director-General of the
                                                  Telecommunications Bureau of the
                                                  Ministry
                              ---------------------------------------------------------
                                 July 1994        Vice Minister of the Ministry
                              ---------------------------------------------------------
                                 July 1996        Chairman of the Japan Computer
                                                  Communications Association (present
                                                  post)
                              ---------------------------------------------------------
                                 August 1997      Chairman of the Postal Savings
                                                  Promotion Society
----------------------------------------------------------------------------------------------------------
5.       Kanji Koide             April 1968       Entered Nippon Telegraph and                      7.00
         (May 22, 1945)                           Telephone Public Corporation                     Shares
                              ---------------------------------------------------------


                              ---------------------------------------------------------
                                 June 1995        Vice President and Executive Manager
                                                  of Market Strategy Department of the
                                                  Company
                              ---------------------------------------------------------
                                 June 1996        Vice President and Executive Manager
                                                  of Market Strategy Department and
                                                  Executive Manager of Service Charge
                                                  Planning Office of the Company
                              ---------------------------------------------------------
                                 July 1996        Vice President and Executive Manager
                                                  of Market Strategy Department of the
                                                  Company
                              ---------------------------------------------------------
                                 June 1997        Senior Vice President and Executive
                                                  Manager of Market Strategy
                                                  Department of the Company
                              ---------------------------------------------------------
                                 January 1999     Senior Vice President and Executive
                                                  Manager of Corporate Strategy
                                                  Planning Office and Executive
                                                  Manager of Department I of
                                                  NTT-Holding Provisional Headquarters
                                                  of the Company
                              ---------------------------------------------------------
                                 July 1999        Senior Vice President and Executive
                                                  Manager of Department I of the
                                                  Company (present post)
-----------------------------------------------------------------------------------------------------------
6.       Shigehiko Suzuki        April 1968       Entered Nippon Telegraph and                      9.06
         (October 16, 1945)                       Telephone Public Corporation                     Shares
                              ---------------------------------------------------------
                                 June 1995        Vice President and Executive Manager
                                                  of Network Service Systems
                                                  Laboratories of the Company
                              ---------------------------------------------------------
                                 July 1997        Associate Senior Vice President and
                                                  Executive Manager of Network Service
                                                  Systems Laboratories of the Company
                              ---------------------------------------------------------
                                 October 1997     Associate Senior Vice President and
                                                  Executive Manager of
                                                  Telecommunication Network Laboratory
                                                  Group of the Company
                              ---------------------------------------------------------


                              ---------------------------------------------------------
                                 June 1998        Senior Vice President and Executive
                                                  Manager of Telecommunication
                                                  Network Laboratory Group of the
                                                  Company
                              ---------------------------------------------------------
                                 July 1998        Senior Vice President and Deputy
                                                  Senior Executive Manager of Research
                                                  and Development Headquarters of the
                                                  Company
                              ---------------------------------------------------------
                                 January 1999     Senior Vice President and Executive
                                                  Manager of Department III of
                                                  NTT-Holding Provisional Headquarters
                                                  and Executive Manager of Information
                                                  Sharing Laboratory Group of
                                                  NTT-Holding Provisional
                                                  Headquarters of the Company
                              ---------------------------------------------------------
                                 July 1999        Senior Vice President and Executive
                                                  Manager of Department III and
                                                  Executive Manager of Information
                                                  Sharing Laboratory Group of the
                                                  Company (present post)
-----------------------------------------------------------------------------------------------------------
7.       Hiromi Wasai            April 1969       Entered Nippon Telegraph and                      5.00
         (August 25, 1946)                        Telephone Public Corporation                     Shares
                              ---------------------------------------------------------
                                 June 1996        Vice President and Senior Manager of
                                                  Corporate Strategy Planning
                                                  Department of the Company
                              ---------------------------------------------------------
                                 June 1998        Vice President and Deputy Executive
                                                  Manager of NTT-Holding
                                                  Organizational Office of the Company
                              ---------------------------------------------------------
                                 January 1999     Vice President and Senior Manager of
                                                  Department I of NTT-Holding
                                                  Provisional Headquarters of the
                                                  Company
                              ---------------------------------------------------------
                                 July 1999        Senior Vice President of the Company
                                                  (present post)
                              ---------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
8.       Toyohiko Takabe         July 1969        Entered Nippon Telegraph and                      8.08
         (January 9, 1947)                        Telephone Public Corporation                     Shares
                              ---------------------------------------------------------
                                 June 1996        Vice President and Senior Manager of
                                                  Multimedia Service Department of the
                                                  Company
                              ---------------------------------------------------------
                                 April 1997       Vice President and Senior Manager of
                                                  Reorganization Planning Office of
                                                  the Company
                              ---------------------------------------------------------
                                 June 1998        Vice President and Executive Manager
                                                  of Coordination and Liaison
                                                  Department of the Company
                              ---------------------------------------------------------
                                 January 1999     Vice President and Executive Manager
                                                  of Reorganization Office and
                                                  Executive Manager of Department V of
                                                  NTT-Holding Provisional Headquarters
                                                  of the Company
                              ---------------------------------------------------------
                                 July 1999        Senior Vice President and Executive
                                                  Manager of Department V of the
                                                  Company (present post)
-------------------------------------------------------------------------------------------------------------
9.       Satoru Miyamura         July 1969        Entered the Ministry of Finance                   5.00
         (November 26, 1946)                                                                        Shares
                              ---------------------------------------------------------
                                 July 1995        Dispatched Official for the Ministry
                                                  of Finance (General Manager of Tokyo
                                                  Office of International Bank for
                                                  Reconstruction and Development)
                              ---------------------------------------------------------
                                 June 1998        Dispatched Official for the Ministry
                                                  of Finance (Vice President of
                                                  International Bank for
                                                  Reconstruction and Development)
-------------------------------------------------------------------------------------------------------------
10.      Takashi Imai            April 1952       Entered Fuji Steel Corporation                    1.02
         (December 23, 1929)                                                                       Shares
                              ---------------------------------------------------------
                                 April 1998       Chairman of Nippon Steel Corporation              1.02
                                                  (present post)                                   Shares
                               ---------------------------------------------------------


                               ---------------------------------------------------------
                                 May 1998         Chairman of Japan Federation of
                                                  Economic Organizations (present post)
                              ---------------------------------------------------------
                                 July 1999        Senior Vice President of the Company
                                                  (present post)
-------------------------------------------------------------------------------------------------------------
11.      Yotaro Kobayashi        October 1958     Entered Fuji Photo Film Co., Ltd.                    0
         (April 25, 1933)                                                                              Shares
                              ---------------------------------------------------------
                                 September 1963   Entered Fuji Xerox Co., Ltd.
                              ---------------------------------------------------------
                                 January 1992     Chairman of Fuji Xerox Co., Ltd.
                                                  (present post)
                              ---------------------------------------------------------
                                 April 1999       Chairman of KEIZAI DOYUKAI (Japan
                                                  Association of Corporate Executives)
                                                  (present post)
                              ---------------------------------------------------------
                                 July 1999        Senior Vice President of the Company
                                                  (present post)
-------------------------------------------------------------------------------------------------------------


Fourth Item   Election of four Corporate Auditors

Since all Full-Time Corporate Auditors are to retire at the close of this Annual General Meeting of Shareholders, it is proposed that four Corporate Auditors be elected to fill the vacancies

       Candidates for Corporate Auditors are as follows:

----------------------------------------------------------------------------------------------------------
                                                                                         Number of
                                                                                         shares of the
Candi-      Name                                                                         Company
date No.    (Date of birth)           Resume and representation of other companies       held
----------------------------------------------------------------------------------------------------------

1.       Keisuke Sada            April 1960               Entered Nippon Telegraph and                8.14
         (September 18, 1935)                             Telephone Public Corporation                Shares
                              ---------------------------------------------------------
                                 June 1986                Vice President and Executive
                                                          Manager of Public Relations
                                                          Department of the Company
                              ---------------------------------------------------------


                              ---------------------------------------------------------
                                 June 1988                Vice President and General
                                                          Manager of Chugoku
                                                          Telecommunications Service
                                                          Region of the Company
                              ---------------------------------------------------------
                                 April 1989               Vice President and General
                                                          Manager of Chugoku Regional
                                                          Communications Sector of the
                                                          Company
                              ---------------------------------------------------------
                                 June 1990                Senior Vice President and
                                                          General Manager of Chugoku
                                                          Regional Communications
                                                          Sector of the Company
                              ---------------------------------------------------------
                                 June 1991                Senior Vice President and
                                                          Deputy Senior Executive
                                                          Manager of advanced
                                                          Telecommunications Services
                                                          Sector of the Company
                              ---------------------------------------------------------
                                 June 1991                Senior Vice President and
                                                          Deputy Senior Executive
                                                          Manager of Mobile
                                                          Communications Sector of the
                                                          Company
                              ---------------------------------------------------------
                                 May 1992                 Senior Executive Vice
                                                          President of NTT Mobile
                                                          Communications Network, Inc.
                              ---------------------------------------------------------
                                 April 1995               Senior Executive Vice
                                                          President and Senior
                                                          Executive Manager of Pager
                                                          Business Reinforcement
                                                          Headquarters of the Company
                              ---------------------------------------------------------
                                 June 1998                Full-time Corporate Auditor
                                                          of the Company (present post)
---------------------------------------------------------------------------------------------------------------
2.       Takao Nakajima          April 1963               Entered the Board of Audit                  6.00
         (July 7, 1938)                                                                               Shares
                              ---------------------------------------------------------


                              ---------------------------------------------------------
                                 June 1996                Secretary General of Board
                                                          of Audit
                              ---------------------------------------------------------
                                 June 1998                Adviser to the Board of Audit
                                                          Adviser to Kitano-gumi
                                                          Corporation
----------------------------------------------------------------------------------------------------------------
3.       Makoto Yoshida          April 1956               Entered Nippon Telegraph and                7.14
         (October 16, 1932)                               Telephone Public Corporation                Shares
                              ---------------------------------------------------------
                                 April 1985               Vice President and Senior
                                                          Manager of President's
                                                          Office of the Company
                              ---------------------------------------------------------
                                 July 1985                Vice President and Executive
                                                          Manager of Personnel
                                                          Department of the Company
                              ---------------------------------------------------------
                                 June 1987                Senior Vice President and
                                                          Executive Manager of
                                                          Personnel Department of the
                                                          Company
                              ---------------------------------------------------------
                                 June 1989                Full-time Corporate Auditor
                                                          of NTT Data Communications
                                                          System Corporation
                              ---------------------------------------------------------
                                 December 1991            Executive Vice President and
                                                          Senior Executive Manager of
                                                          Telecommunications
                                                          Headquarters of Kyowa Exeo
                                                          Corporation
                              ---------------------------------------------------------
                                 December 1993            Executive Vice President and
                                                          Senior Executive Manager of
                                                          Industrial Relations
                                                          Department of Kyowa Exeo
                                                          Corporation
                              ---------------------------------------------------------
                                 June 1995                President of NTT Living
                                                          Corporation
                              ---------------------------------------------------------
                                 July 1999                Corporate Auditor of the
                                                          Company (present post)
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
4.       Hideaki Toda            April 1958               Entered Nippon Telegraph and               11.22
         (August 15, 1934)                                Telephone Public Corporation               Shares
                              ---------------------------------------------------------
                                 June 1986                Vice President and Executive
                                                          Manager of Coordination and
                                                          Liaison Department of
                                                          General Planning Headquarters
                              ---------------------------------------------------------
                                 June 1988                Senior Vice President and
                                                          Executive Manager of
                                                          Affiliated Companies
                                                          Headquarters of the Company
                              ---------------------------------------------------------
                                 June 1990                Senior Vice President and
                                                          Executive Manager of
                                                          International Affairs
                                                          Department of the Company
                              ---------------------------------------------------------
                                 June 1992                President of Nippon
                                                          Information and
                                                          Communication Corporation
                              ---------------------------------------------------------
                                 July 1999                Corporate Auditor of the
                                                          Company (present post)
----------------------------------------------------------------------------------------------------------------

Note: 1. Mr. Takao Nakajima and Mr. Hideaki Toda are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law for Special Exceptions to the Commercial Code regarding corporate auditing.

      2. Among the candidates, Mr. Takao Nakajima has not yet accepted the post of Corporate Auditor but he is scheduled to do so before the holding of this Ordinary General Meeting of Shareholders.

Fifth Item    Presentation of retirement allowances to retired and retiring
                Directors and Corporate Auditors


It is proposed that retirement allowances be given in accordance with the Company's regulations and at an appropriate level for respective services rendered by three Directors, namely Mr. Toshiyuki Mineshima, Executive Vice President, who resigned on March 31, 2000, Mr. Shigeo Sawada, Chairman of the Company, Mr. Kunihiro Kato, Senior Vice President, who will retire at the close of this Annual General Meeting of Shareholders, and one Corporate Auditor, namely Mr. Tadashi Yamamoto, who will also retire at the close of this Annual General Meeting of Shareholders.

  It is proposed that decisions on the amount of money, time and method of payment of such monetary awards be entrusted to the Board of Directors as to the retiring Directors and to the Board of Corporate Auditors as to the retiring Corporate Auditor.

 Resumes of the retiring Directors and Corporate Auditor are as follows:

Name                              Resume
------------------------------------------------------------------------------------------------------
Toshiyuki Mineshima               June 1996                          Executive Vice President of the
                                                                     Company
                                ----------------------------------------------------------------------
                                  March 2000                         Resigned the position of
                                                                     Executive Vice President of the
                                                                     Company
------------------------------------------------------------------------------------------------------
Shigeo Sawada                     June 1990                          Senior Executive Vice President
                                                                     of the Company
                                ----------------------------------------------------------------------
                                  February 1991                      Senior Executive Vice President
                                                                     and Senior Executive Manager of
                                                                     Telecommunications Service
                                                                     Promotion Headquarters of the
                                                                     Company
                                ----------------------------------------------------------------------
                                  July 1993                          Senior Executive Vice President
                                                                     and Senior Executive Manager of
                                                                     Service Marketing and Support
                                                                     Headquarters of the Company
                                ----------------------------------------------------------------------
                                  June 1996                          Chairman of the Company
------------------------------------------------------------------------------------------------------
Kunihiro Kato                     June 1997                          Senior Vice President and
                                                                     Executive Manager of Multimedia
                                                                     System Laboratory Group and
                                                                     Executive Manager of Multimedia
                                                                     Communication Promotion
                                                                     Department of the Company
                                ----------------------------------------------------------------------
                                  January 1999                       Senior Vice President and
                                                                     Executive Manager of Cyber
                                                                     Communications Laboratory Group
                                                                     of NTT-Holding Provisional
                                                                     Headquarters of the Company
                                ----------------------------------------------------------------------


                                ----------------------------------------------------------------------
                                  July 1999                          Senior Vice President and
                                                                     Executive Manager of Cyber
                                                                     Communications Laboratory Group
                                                                     of the Company (present post)
------------------------------------------------------------------------------------------------------
Tadashi Yamamoto                  June 1996                          Full-time Corporate Auditor
                                                                     (present post)
------------------------------------------------------------------------------------------------------

Merge of Auditors

Chuo Audit Corporation, which is an NTT auditor, and Aoyama Audit Corporation were merged on April 1, 2000 and was renamed to ChuoAoyama Audit Corporation. After the merger, ChuoAoyama Audit Corporation succeeded to the rights and duties of Chuo Audit Corporation and is undertaking to audit NTT.
The following is an outline of the Audit Corporation as of April 1, 2000

(1) Main office: Kasumigaseki Bldg. 2-5 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

(2) Outline: Certified Public Accountants: 1,301,
                Junior Accountants: 674,
                Auditing related company: 4,514
                                                                             END



[For reference]

1. The following are outline financial accounts for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation



                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2000)


                                                               (billions of yen)
--------------------------------------------------------------------------------
ASSETS                   (Yen)5,336.5   LIABILITIES                (Yen)3,262.6


------------------------------------------------------------------------------------------
FIXED ASSETS                        4,399.6   LONG-TERM LIABILITIES                2,296.4
------------------------------------------------------------------------------------------
Fixed assets for                    3,968.6   Long-term debt from                  1,041.9
 telecommunications                           affiliated company
business:
------------------------------------------------------------------------------------------
Property, plant and                 3,779.3   Severance payments                   1,246.5
 equipment
------------------------------------------------------------------------------------------
Telecommunications                    938.7   Others                                   7.9
 equipment
------------------------------------------------------------------------------------------
Local telephone                       646.6   CURRENT LIABILITIES                    966.2
 service lines
------------------------------------------------------------------------------------------
Civil engineering                     959.0   Accounts payable                       275.4
 equipment
------------------------------------------------------------------------------------------
Buildings                             702.2   Short-term debt                        188.2
------------------------------------------------------------------------------------------
Land                                  197.8   Accrued liabilities                    280.3
------------------------------------------------------------------------------------------
Others                                334.7   Others                                 222.1
-------------------------------------------===============================================
Intangible assets:                    189.3   SHAREHOLDERS' EQUITY                 2,073.9
-------------------------------------------===============================================
Investments:                          430.9   COMMON STOCK                           335.0
------------------------------------------------------------------------------------------
Deferred tax                          359.9   LEGAL RESERVE                        1,679.2
------------------------------------------------------------------------------------------
Others                                 72.6   RETAINED EARNINGS                       59.6
------------------------------------------------------------------------------------------
Allowance for bad                      (1.6)         [Net loss for the year         157.2]
 debts
-------------------------------------------
CURRENT ASSETS                        936.9
-------------------------------------------
Cash                                  173.9
-------------------------------------------
Accounts receivable                   523.2
-------------------------------------------


-------------------------------------------
Accrued consumption                   175.7
 tax etc.
-------------------------------------------
Others                                 68.9
-------------------------------------------
Allowance for bad                      (4.9)
 debts
==========================================================================================
Total assets                   (Yen)5,336.5   Total liabilities                    5,336.5
                                              and shareholders'
                                              equity
------------------------------------------------------------------------------------------



                        ABBREVIATED STATEMENT OF INCOME
                     (from July 1, 1999, to March 31, 2000)


                                                            (billions of yen)
-----------------------------------------------------------------------------
Telecommunications business
-----------------------------------------------------------------------------
Operating revenues                          1,976.7
-----------------------------------------------------------------------------
Operating expenses                          1,910.2
-----------------------------------------------------------------------------
Telecommunications business income          66.5
-----------------------------------------------------------------------------
Related business
-----------------------------------------------------------------------------
Operating revenues                          177.9
-----------------------------------------------------------------------------
Operating expenses                          173.7
-----------------------------------------------------------------------------
Related business income                     4.2
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Total operating income                      70.7
-----------------------------------------------------------------------------
Non-operating revenues                      38.6
-----------------------------------------------------------------------------
Non-operating expenses                      52.5
-----------------------------------------------------------------------------
Recurring profit                            56.7
-----------------------------------------------------------------------------
Extraordinary loss                          325.0
-----------------------------------------------------------------------------
Loss before taxes                           268.2
-----------------------------------------------------------------------------
Income taxes                                43.5
-----------------------------------------------------------------------------
Corporation tax etc. adjustments            (154.5)
-----------------------------------------------------------------------------
Net loss for the year                       157.2
-----------------------------------------------------------------------------
Prior-year tax-effect adjustments           216.9
-----------------------------------------------------------------------------
Unappropriated retained earnings at end
 of year                                    59.6
-----------------------------------------------------------------------------





(2) Outline figures for Nippon Telegraph and Telephone West Corporation

                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2000)

                                                               (billions of yen)
-------------------------------------------------------------------------------
ASSETS                       5,112.5   LIABILITIES                      3,230.4
===============================================================================
FIXED ASSETS                 4,179.1   LONG-TERM LIABILITIES            2,392.1
-------------------------------------------------------------------------------
Fixed assets for                       Long-term debt from                974.4
 telecommunications                    affiliated company
-------------------------------------------------------------------------------
business:                    3,745.8   Severance                        1,406.4
-------------------------------------------------------------------------------
                                       payments
-------------------------------------------------------------------------------
Property, plant and          3,565.6   Others                              11.2
 equipment
-------------------------------------------------------------------------------
Telecommunications             883.0   CURRENT LIABILITIES                838.2
 equipment
-------------------------------------------------------------------------------
Local telephone                725.9   Accounts payable                   280.9
 service lines
-------------------------------------------------------------------------------
Civil engineering              729.1   Short-term debt                    122.2
 equipment
-------------------------------------------------------------------------------
Buildings                      731.2   Accrued liabilities                268.7
-------------------------------------------------------------------------------

Land                           202.4   Others                             166.4
------------------------------------===========================================
Others                         293.9   SHAREHOLDERS' EQUITY             1,882.0
------------------------------------===========================================
Intangible assets:             180.1   COMMON STOCK                       312.0
-------------------------------------------------------------------------------
Investments:                   433.3   LEGAL RESERVE                    1,562.9
-------------------------------------------------------------------------------
Deferred tax                   407.8   RETAINED EARNINGS                    7.0
-------------------------------------------------------------------------------
Others                          28.0           [Net loss for the year    239.2]
------------------------------------
Allowance for bad               (2.4)
 debts
------------------------------------
CURRENT ASSETS                 933.3
------------------------------------
Cash                           203.2
------------------------------------
Accounts receivable            506.7
------------------------------------
Accrued consumption            166.2
 tax etc.
------------------------------------
Others                          60.2
------------------------------------
Allowance for bad               (3.0)
 debts

Total assets                 5,112.5   Total liabilities               5,112.5
                                       and
                                       shareholders' equity
-------------------------------------------------------------------------------



                        ABBREVIATED STATEMENT OF INCOME
                     (from July 1, 1999, to March 31, 2000)

                                                             (billions of yen)
------------------------------------------------------------------------------
Telecommunications business
------------------------------------------------------------------------------
Operating revenues                     1,882.8
------------------------------------------------------------------------------
Operating expenses                     1,918.4
------------------------------------------------------------------------------
Telecommunications business loss       35.6
------------------------------------------------------------------------------
Related business
------------------------------------------------------------------------------
Operating revenues                     188.7
------------------------------------------------------------------------------
Operating expenses                     180.9
------------------------------------------------------------------------------
Related business loss                  7.7
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Total operating income                 27.8
------------------------------------------------------------------------------
Non-operating revenues                 29.3
------------------------------------------------------------------------------
Non-operating expenses                 44.5
------------------------------------------------------------------------------
Recurring loss                         43.0
------------------------------------------------------------------------------
Extraordinary loss                     365.9
------------------------------------------------------------------------------
Loss before taxes                      408.9
------------------------------------------------------------------------------
Corporation tax etc. adjustments       (170.2)
------------------------------------------------------------------------------
Net loss for the year                  239.2
------------------------------------------------------------------------------
Prior-year tax-effect adjustments      246.3
------------------------------------------------------------------------------
Unappropriated retained earnings at    7.0
 end of year
------------------------------------------------------------------------------






(3) Outline figures for NTT Communications Corporation


                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2000)

                                                               (billions of yen)
--------------------------------------------------------------------------------
ASSETS                       1,420.8   LIABILITIES                         902.7
================================================================================
FIXED ASSETS                   963.2   Long-term debt from                 409.4
                                       affiliated company
--------------------------------------------------------------------------------
Fixed assets for               684.0   Others                               62.5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 telecommunications
 business:
--------------------------------------------------------------------------------
Property, plant and            622.1   CURRENT LIABILITIES                 430.6
 equipment
--------------------------------------------------------------------------------
Telecommunications             177.8   Accounts payable                     50.4
 equipment
--------------------------------------------------------------------------------
Long distance                   40.0   Accrued liabilities                 198.6
 telephone service
 lines
--------------------------------------------------------------------------------
Civil engineering              114.4   Accrued corporate tax                75.4
 equipment
--------------------------------------------------------------------------------
Buildings                      160.3   Others                              106.0
--------------------------------------------------------------------------------
Land                            42.5
------------------------------------============================================
Others                          86.7   SHAREHOLDERS' EQUITY                518.1
------------------------------------============================================
Intangible assets:              61.9   COMMON STOCK                         72.0
--------------------------------------------------------------------------------
Investments:                   279.1   LEGAL RESERVE                       361.9
--------------------------------------------------------------------------------
Investments in                 202.6   RETAINED EARNINGS                    84.1
 affiliates
--------------------------------------------------------------------------------
Others                          76.5     [Net income for the year          72.8]
------------------------------------
Allowance for bad                (0)
 debts
------------------------------------
CURRENT ASSETS                 457.6
------------------------------------
Cash                           112.3
------------------------------------
Accounts receivable            224.6
------------------------------------
Accounts                        58.0
 receivable, others
------------------------------------
Others                          62.7
------------------------------------
Allowance for bad              (0.2)
 debts
================================================================================
Total assets                 1,420.8   Total liabilities                 1,420.8
--------------------------------------------------------------------------------

================================================================================
                                       and shareholders'
                                       equity
--------------------------------------------------------------------------------







                        ABBREVIATED STATEMENT OF INCOME
                     (from May 28, 1999, to March 31, 2000)


                                                              (billions of yen)
Telecommunications business
-------------------------------------------------------------------------------
Operating revenues                                                      1,001.9
-------------------------------------------------------------------------------
Operating expenses                                                        879.2
-------------------------------------------------------------------------------
Telecommunications business income                                        122.6
-------------------------------------------------------------------------------
Related business
-------------------------------------------------------------------------------
Operating revenues                                                         73.3
-------------------------------------------------------------------------------
Operating expenses                                                         66.5
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Related business income                                                     6.8
-------------------------------------------------------------------------------
Total operating income                                                    129.5
-------------------------------------------------------------------------------
Non-operating revenues                                                     19.2
-------------------------------------------------------------------------------
Non-operating expenses                                                     21.1
-------------------------------------------------------------------------------
Recurring profit                                                          127.7
-------------------------------------------------------------------------------
Extraordinary profit                                                       16.8
-------------------------------------------------------------------------------
Extraordinary loss                                                         18.1
-------------------------------------------------------------------------------
Income before taxes                                                       126.4
-------------------------------------------------------------------------------
Income taxes                                                               75.5
-------------------------------------------------------------------------------
Corporation tax etc. adjustments                                          (21.9)
-------------------------------------------------------------------------------
Net income for the year                                                    72.8
-------------------------------------------------------------------------------
Prior-year tax-effect adjustments                                          11.3
-------------------------------------------------------------------------------
Unappropriated retained earnings at end                                    84.1
 of year
-------------------------------------------------------------------------------

2. The following is an outline of capital investments made by Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.


                           Capital Investment Amounts

--------------------------------------------------------------------------------
                 Company                          Capital investment
================================================================================
Nippon Telegraph and Telephone East                               530.9 billion
 Corporation
--------------------------------------------------------------------------------
Nippon Telegraph and Telephone West                               505.9 billion
 Corporation
--------------------------------------------------------------------------------
NTT Communications Corporation                                     78.3 billion
--------------------------------------------------------------------------------


               Major Facilities Completed During the Fiscal Year

--------------------------------------------------------------------------------
Company                                  Item                Completed Facility
--------------------------------------------------------------------------------
Nippon Telegraph     Integrated services    INS-Net 64      1,091 thousand lines
 and Telephone East  digital network
 Corporation

--------------------------------------------------------------------------------
                                            INS-Net 1500        16,500 lines
--------------------------------------------------------------------------------
                     Subscriber optical cable                      6,800Km
--------------------------------------------------------------------------------
Nippon Telegraph     Integrated services    INS-Net 64      1,035 thousand lines
 and Telephone West  digital network
 Corporation                                ------------------------------------
                                            INS-Net 1500        12,500 lines
--------------------------------------------------------------------------------
                     Subscriber optical cable                      6,200Km
--------------------------------------------------------------------------------







3. The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

--------------------------------------------------------------------------------
                 Company                                Amount
--------------------------------------------------------------------------------
Nippon Telegraph and Telephone East                                96.9 billion
 Corporation
--------------------------------------------------------------------------------
Nippon Telegraph and Telephone West                                97.6 billion
 Corporation
--------------------------------------------------------------------------------
NTT Communications Corporation                                     28.2 billion
--------------------------------------------------------------------------------

4. The following are the equivalent figures for operating revenues, recurring profit and net income for Nippon Telegraph and Telephone Corporation prior to the reorganization.

     Assuming that there had been no transfer of business as a result of the reorganization, NTT's operating revenues would have amounted to (Yen)6,093.9 billion, an decrease of 0.7% from the previous fiscal year. Recurring profit would have risen by 10.9% to (Yen)263.2 billion, while the net loss for the year would have been (Yen)226.7 billion. In addition, the actual final net loss after prior-year tax-effect adjustments would have been (Yen)360.6 billion, a decrease of 6.6% from the previous fiscal year.

     The breakdown of operating revenues for the telecommunications business are detailed in the following table.

                 Telecommunications Business Operating Revenues
                                                               (billions of yen)

--------------------------------------------------------------------------------
                                Operating revenues                Change (%)
    Service        --------------------------------------------
 classification       Previous fiscal       Fiscal year under
                            year                  review
-------------------------------------------------------------------------------
Voice transmission         4,599.2(80.0)         4,475.8 (78.8)           -2.7
 services
-------------------------------------------------------------------------------
Data transmission            111.6 (1.9)            158.9 (2.8)           42.3
 services
-------------------------------------------------------------------------------
Leased circuit              640.0 (11.1)           652.3 (11.5)            1.9
 services
-------------------------------------------------------------------------------
Telegram services             84.4 (1.5)             77.4 (1.4)           -8.3
-------------------------------------------------------------------------------
Other services               313.0 (5.5)            314.4 (5.5)            0.5
===============================================================================
Total                    5,748.4 (100.0)        5,679.0 (100.0)           -1.2
-------------------------------------------------------------------------------
Notes: Figures in parentheses are percentages of total telecommunications business operating revenues.

                                                                             END

                                  The Location
                                     of the
                 15th Ordinary General Meeting of Shareholders

                     International Convention Center PAMIR
                           New Takanawa Prince Hotel
                    13-1, Takanawa 3-chome, Minato-ku, Tokyo